A special meeting of the fund's shareholders was held on May 14, 2013. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity 130/30 Large Cap Fund to Fidelity Stock Selector All Cap Fund in exchange solely for shares of beneficial interest of Fidelity Stock Selector All Cap Fund and the assumption by Fidelity Stock Selector All Cap Fund of Fidelity 130/30 Large Cap Fund's liabilities, in complete liquidation of Fidelity 130/30 Large Cap Fund.

	# of Votes	% of Votes
Affirmative	9,946,967.29	86.743
Against	503,205.78	4.388
Abstain	346,439.46	3.021
Broker Non-Votes	670,542.31	5.848
TOTAL	11,467,154.84	100.000